Exhibit 99.4

Form of Proxy – Baytex Energy Corp. Annual and Special Meeting of Shareholders to be held on May 15, 2023	Stock Exchange Tower 1230, 300 5th Ave SW Calgary, AB T2P 3C4

Appointment of Proxyholder

I/We being the undersigned holder(s) of Baytex Energy Corp. ("Baytex") hereby appoint Eric T. Greager, our President and Chief Executive Officer or failing this person, Chad L. Kalmakoff, our Chief Financial Officer (collectively, the "Management Nominees")

OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein:

as my/our proxyholder with full power of substitution and to attend, act, and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the annual and special meeting (the "Meeting") of Baytex Energy Corp. to be held virtually at: https://web.lumiagm.com/#/287416586 , on Monday, May 15, 2023, at 3:00 p.m. (Calgary Time) or at any adjournment(s) or postponement(s) thereof. If you are appointing a proxyholder other than the Management Nominees, you MUST return your proxy by mail, by email at proxy@odysseytrust.com or by internet at https://login.odysseytrust.com/pxlogin and you also need to send an email to baytex@odysseytrust.com by 3:00 p.m. (Calgary Time) on May 11, 2023, or 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for any adjournment(s) or postponement(s) of the Meeting and provide Odyssey Trust Company ("Odyssey") with the required proxyholder contact information, amount of Baytex common shares ("Baytex Shares") appointed, name in which the Baytex Shares are registered if they are a registered shareholder, or name of broker where the Baytex Shares are held if a beneficial shareholder, so that Odyssey may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to participate or vote at the Meeting.

1. Election of Directors.		For	Withhold			For	Withhold			For	Withhold
a.	Mark R. Bly	☐	☐	b.	Trudy M. Curran	☐	☐	c.	Eric T. Greager	☐	☐
d.	Don G. Hrap	☐	☐	e.	Angela S. Lekatsas	☐	☐	f.	Jennifer A. Maki	☐	☐
g.	David L. Pearce	☐	☐	h.	Steve D. L. Reynish	☐	☐

2. Appointment of Auditors. Appointment of KPMG LLP, Chartered Professional Accountants, as Auditors of Baytex for the ensuing year and authorizing the Directors to fix their remuneration.	For ☐	Withhold ☐
3. Merger Resolution. To consider and, if deemed advisable, approve an ordinary resolution, the full text of which is set forth in Appendix A to the accompanying management information circular and proxy statement dated April 3, 2023 (the "Information Circular"), approving the issuance of up to an aggregate of 323,323,741 Baytex Shares, consisting of: (i) the issuance of up to 311,213,987 Baytex Shares to Ranger Oil Corporation ("Ranger") stockholders pursuant to the agreement and plan of merger dated February 27, 2023, as amended from time to time, by and among Baytex and Ranger (the "Merger"); (ii) up to 11,609,754 Baytex Shares to be issued in connection with the conversion of the Ranger convertible awards pursuant to the Merger; and (iii) up to 500,000 Baytex Shares to account for clerical and administrative matters in accordance with the policies of the Toronto Stock Exchange, including the rounding of fractional Baytex Shares to ensure that there are a sufficient number of Baytex Shares to effect the Merger (the "Merger Resolution"), as more particularly described under "Matters to be Acted upon at the Meeting – Merger Resolution" in the Information Circular	For ☐	Against ☐
4. Executive Compensation. Advisory resolution to accept the approach to executive compensation disclosed in the Information Circular.	For ☐	Against ☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.	Signature(s):	Date

I/we authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by management of Baytex.		/ /
MM / DD / YY

Interim Financial Statements – Check the box to the right if you would like to RECEIVE Interim Financial Statements and accompanying Management’s Discussion & Analysis by mail. See reverse for instructions to sign up for delivery by email. ☐	Annual Financial Statements – Check the box to the right if you would like to DECLINE to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

This form of proxy is solicited by and on behalf of management of Baytex.

Proxies must be received by 3:00 pm, Calgary Time, on May 11, 2023, or 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for any adjournment(s) or postponement(s) of the Meeting Notes to Proxy

1.	Each holder of Baytex Shares has the right to appoint a person, who need not be a holder, to attend and represent him or her at the Meeting. If you wish to appoint a person other than the Management Nominees, please insert the name of your chosen proxyholder in the space provided on the reverse. In addition, you MUST send an email to baytex@odysseytrust.com by 3:00 p.m. (Calgary Time) on May 11, 2023, or 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for any adjournment(s) or postponement(s) of the Meeting, and provide Odyssey with the required proxyholder contact information, number of Baytex Shares appointed, name in which the Baytex Shares are registered if they are a registered shareholder, or name of broker where the Baytex Shares are held if a beneficial shareholder, so that Odyssey may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to participate or vote at the Meeting.

2.	If the securities are registered in the name of more than one holder (for example, joint ownership, trustees, executors, etc.) then all of the registered owners must sign this proxy in the space provided on the reverse. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by management of Baytex to the holder of Baytex Shares.

5.	The Baytex Shares represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by management of Baytex.

6.	The Baytex Shares represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder of Baytex Shares, on any ballot that may be called for and, if the holder of Baytex Shares has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by management of Baytex.

INSTEAD OF MAILING THIS PROXY, YOU MAY SUBMIT YOUR PROXY USING SECURE ONLINE VOTING:

To Vote Your Proxy Online please visit:

https://login.odysseytrust.com/pxlogin

You will require the CONTROL NUMBER printed with your address to the right.

If you vote by Internet, do not mail this proxy.

To request the receipt of future documents via email and/or to sign up for Securityholder Online services, you may contact Odyssey Trust Company at www.odysseycontact.com

Shareholder Address and Control Number Here

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. A return envelope has been enclosed for voting by mail.